
10026866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21641

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Equable Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke (414)475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 19 2010
Washington, DC
110

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

V.P.

Title



Notary Public State of Wisconsin
My commission expires April 24, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2009

TABLE OF CONTENTS



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

We have audited the accompanying balance sheet of Equable Securities Corporation, a wholly owned subsidiary of Equity Enterprises, Inc., as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equable Securities Corporation at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 3, 2010
Milwaukee, Wisconsin

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Balance Sheet
December 31, 2009

ASSETS

Current Assets:		
Cash and equivalents	$	307,977
Commissions receivable		34,509
Other receivables		689
Prepaid expenses		1,369
Refundable income taxes		15,759
Total current assets		360,303
Property and Equipment:		
Furniture and equipment		216,749
Leasehold improvements		52,395
Total property and equipment		269,144
Accumulated depreciation		225,400
Net book value		43,744
Other Assets:		
Deferred income taxes		645
Total assets	$	404,692

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	30,140
Accrued retirement plan contribution		58,201
Payable to parent company		16,079
Accrued real estate tax		13,485
Total current liabilities		117,905
Stockholder's Equity:		
Common stock		16,000
Retained earnings		270,787
Total stockholder's equity		286,787
Total liabilities and stockholder's equity	$	404,692

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Operations
Year Ending December 31, 2009

Income:		
Commission income	$	1,804,445
Interest income		1,334
Other income		1,664
Total income		1,807,443
Expenses:		
Commissions		898,413
Selling and administrative expenses		669,800
Management fees		215,959
Occupancy expense		95,060
Depreciation expense		7,960
Total expenses		1,887,192
Net loss before taxes		(79,749)
Provision for income tax (benefit)		(22,289)
Net loss	$	(57,460)

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	$ 16,000	$ 328,247	$ 344,247
2009 net loss	-	(57,460)	(57,460)
Balance, December 31, 2009	$ 16,000	$ 270,787	$ 286,787

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2009

Cash Flows from Operating Activities:		
Net (Loss)	$	(57,460)
Depreciation and amortization		7,960
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		(33,267)
Other receivables		(244)
Prepaid expenses		1,173
Refundable income taxes		(15,759)
Commissions payable		6,294
Accrued retirement plan contribution		(22,148)
Payable to parent company		11,785
Federal income tax payable		(4,892)
State income tax payable		(745)
Deferred income tax payable		(7,290)
Accrued real estate tax		163
Net cash used by operating activities		(114,430)
Cash Flows from Investing Activities:		
Purchase of furniture, fixtures & equipment		(7,875)
Net cash used for investing activities		(7,875)
Decrease in cash and equivalents		(122,305)
Cash and equivalents, beginning of year		430,282
Cash and equivalents, end of year	$	307,977

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed in Wisconsin on March 2, 1977. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States for behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market accounts.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to that firm. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2009, no allowance for doubtful accounts is provided as all receivables are considered collectible.

1. Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $4,010 for the year ended December 31, 2009.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2009.

Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of its parent company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis. The Company has a Wisconsin net operating loss carry-forward of approximately $78,000 that will expire in 2029.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes.

No interest or penalties have been recorded in the financial statements as a result of any tax assessments. In addition, management is not aware of any unrecognized income tax benefits. The Company is no longer subject to United States income tax examination for years before 2006 and for years before 2005 for Wisconsin income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through February 3, 2010 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital and required net capital were $223,021 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.53 to 1.

3. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par Per Share	50,000 shares	16,000 shares

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company records deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes. The provision for income taxes consists of the following components:

NOL benefit	$	(14,999)
Deferred tax benefit		(7,290)
	$	(22,289)

Deferred income taxes result from temporary differences between the reporting of amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used to record depreciation expense for income tax reporting purposes.

6. Related Party Activity

Equable Securities Corporation shares office space with its parent company under a month-to-month lease arrangement with the parent company's sole shareholder. Total lease expense was $72,150 for the year ended December 31, 2009.

Common expenses are allocated between the Company and its parent company based upon a written agreement. In 2009, Equable Securities Corporation was responsible for 95% of expenses the first half of the year and 90% the second half of the year.

The Company also has a management agreement with the parent company. Under this agreement, the Company is provided certain management and administrative services by personnel of the parent company.

During the term of the agreement, the parent company will receive a monthly management fee equal to 12% of the Company's gross revenues for the previous month. Total management fee expense for 2009 was $215,959.

7. 401(k) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's total contribution for the year ended December 31, 2009 was $89,182.

8. Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

9. Concentrations

The Company maintains its cash balances at three affiliated financial institutions. The balance is insured by the Federal Deposit Insurance Corporation (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2009

Aggregate Indebtedness		
Accrued expenses	$	101,826
Payable to affiliate		16,079
Total Aggregate Indebtedness	$	117,905
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	7,860
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	286,787
Deductions:		
Non-allowable accounts receivable		(2,249)
Other assets		(17,773)
Net property and equipment		(43,744)
Net Capital		223,021
Net capital requirement (minimum)		50,000
Capital in excess of minimum requirement	$	173,021
Ratio of aggregate indebtedness to net capital		0.53 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	223,021

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
Equable Securities Corporation
Wauwatosa, Wisconsin

In planning and performing our audit of the financial statements of Equable Securities Corporation, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Equable Securities Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Equable Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Equable Securities Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 3, 2010
Milwaukee, Wisconsin

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Equable Securities Corporation
330 N. 121st Street
Wauwatosa, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Equable Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Equable Securities Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Equable Securities Corporation management is responsible for the Equable Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 **Procedure:** Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements entries.
Conclusion: No findings.

2 **Procedure:** Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009.
Conclusion: No findings.

3 **Procedure:** Compared any adjustments reported in Form SIPC-7T with supportings schedules and working papers.
Conclusion: No findings.

4 **Procedure:** Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working paperss supporting the adjustments.
Conclusion: No findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 3, 2010

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

SIPC-7T

9-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

lame of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

021641 FINRA DEC
EQUABLE SECURITIES CORPORATION 13*13
330 N 121ST ST
MILWAUKEE WI 53226-3606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Glenn N. Brueck (414) 475-0350

A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

3. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

01-05-09
Date Paid

. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

. Overpayment carried forward $( )

ubsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

e SIPC member submitting this form and the on by whom it is executed represent thereby all information contained herein is true, correct complete.

Equable Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

d the 15th day of January, 2010.

Financial Principal
(Title)

is form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12-31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,447,417
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,433,931
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,040
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,434,971
2d. SIPC Net Operating Revenues	$ 12,446
2e. General Assessment @ .0025	$ 150

(to page 1 but not less than ~~$150 minimum)~~

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2009